UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.       )1

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)
David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, DC 20004 (202) 738-5420	Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☐

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 13

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abundant Grace Investment Limited

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
458,782,405[2]
	8	shared voting power

	9	sole dispositive power
458,782,405
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5% [3]

14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

2 Represents 458,782,405 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Abundant pursuant to the Subscription Agreement and upon exercise of the Warrant, which is the sum of (i) 145,645,208 Class A Ordinary Shares that may be acquired upon conversion of 145,645,208 Senior Convertible Preferred Shares held by Abundant at the First Closing, (ii) 72,822,604 Class A Ordinary Shares that may be acquired upon the conversion of 72,822,604 Senior Convertible Preferred Shares that Abundant has a right to purchase at the Second Closing, and (iii) up to 240,314,593 Class A Ordinary Shares that may be acquired upon the conversion of up to 240,314,593 Senior Convertible Preferred Shares that may be acquired upon exercise of Warrant.

3 The calculation assumes that there is a total of 1,610,116,026 Class A Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) (including 7,512,039 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of certain Convertible Notes by existing investors in the Issuer, and (iii) 458,782,405 Class A Ordinary Shares that may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Astral pursuant to the Subscription Agreement and upon exercise of the Warrant.

CUSIP No. 91818X108	13D	Page 3 of 13

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NBNW Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 13

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eve One Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 13

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nio Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 6 of 13

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bin Li
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
	8	shared voting power 458,782,405
	9	sole dispositive power
	10	shared dispositive power 458,782,405

11	aggregate amount beneficially owned by each reporting person 458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11) 28.5%
14	type of reporting person* IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 13

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, The People's Republic of China.

Item 2.	Identity and Background

(a) Name of Person Filing

This statement is filed by:

This Schedule 13D is filed by (i) Abundant Grace Investment Limited (“Abundant”); (ii) NBNW Investment Limited (“NBNW Investment”); (iii) Eve One Fund II L.P. (“Eve One”); (iv) Nio Capital II LLC (“Nio Capital”); (v) Mr. Bin Li. The foregoing entities are collectively referred to as the “Reporting Persons”.

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes 145,645,208 Class A Ordinary Shares that may be acquired upon conversion of 145,645,208 Senior Convertible Preferred Shares at $0.3433 per share held of record by Abundant. The Senior Convertible Preferred Shares were acquired by Abundant pursuant to a Share Subscription Agreement with the Issuer and another investor affiliated with the Joy Capital investment management group (“Joy Capital”, collectively with Abundant, the “Investors” and each an “Investor”), dated June 14, 2021 (“Subscription Agreement”). The first closing of the transactions (the “First Closing”) contemplated under the Subscription Agreement occurred on July 12, 2021. The Class A Ordinary Shares reported as beneficially owned herein also includes up to 240,314,593 Class A Ordinary Shares that may be acquired upon conversion of up to 240,314,593 Senior Convertible Preferred Shares that may be acquired upon exercise of Warrant to purchase the shares at $0.3433 per share that were also acquired by Abundant at the First Closing, as well as an additional 72,822,604 Class A Ordinary Shares that may be acquired upon the conversion of 72,822,604 Senior Convertible Preferred Shares that Abundant has a right to purchase at the Second Closing (See discussion in Item 6 below).

Abundant is the holder of record of the Senior Convertible Preferred Shares acquired in the First Closing. NBNW Investment and Eve One comprise the owners of the majority of the voting interest of Abundant. NBNW Investment is a holding company indirectly and wholly owned by a family trust set up by Mr. Li Bin. Nio Capital is the general partner of Eve One, and Mr. Bin Li is one of the mangers of Nio Capital.

CUSIP No. 91818X108	13D	Page 8 of 13

(b) Address of Principal Business Office, or, if none, Residence

The address for of NBNW Investment is:

P.O. Box 957,

Offshore Incorporations Centre Road Town, Tortola,

British Virgin Islands

The address for Eve One is:

c/o Harneys Fiduciary (Cayman) Limited,

4th Floor, Harbour Place, 103 South Church Street,

Grand Cayman KY1-1002,

Cayman Islands

The address for Nio Capital is:

Sertus Chambers, Governors Square,

Suite #5-204, 23 Lime Tree Bay Avenue,

P.O. Box 2547, Grand Cayman, KY1-1104,

Cayman Islands

The address of Bin Li is:

c/o Nio Capital, Ste 5-204

23 Lime Tree Bay AVE., P.O. Box 2547

Grand Cayman KY1-1104
CAYMAN ISLANDS

The address for Abundant is:

Craigmuir Chambers

Road Town, Tortola, VG 1110

British Virgin Islands

(c) Principal Occupation or Employment

Abundant is a special purpose vehicle established to invest in the securities of the Issuer. The principal business of the NBNW Investment and Eve One is to invest in securities on behalf of their limited partners/beneficiaries. The principal business of Nio Capital is to act as the general partner of Eve One.

(d) Criminal Convictions

None of Reporting Persons or to their knowledge any of the executive officers of the Reporting Persons, has, in the last five years, been the subject of a criminal conviction (excluding traffic violations or similar misdemeanors).

CUSIP No. 91818X108	13D	Page 9 of 13

(e) Civil Proceedings

None of Reporting Persons or to their knowledge any of the executive officers of the Reporting Persons, has, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

Abundant Grace Investment Limited is a company limited by shares incorporated under the laws of the British Virgin Islands with its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The remaining Reporting Persons are limited partnerships or corporations organized under the laws of the Cayman Islands or British Virgin Islands. Mr. Bin Li is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

The net investment cost of the Senior Convertible Preferred Shares and Warrant purchased by Abundant at the First Closing was $50,000,000. The funds used to acquire the Issuer’s securities were from the investment capital contributed to Abundant by NBNW Investment, Eve One and others.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Class A Ordinary Shares for investment purposes. The Reporting Persons have engaged and expect to continue to engage in discussions with senior management of the Issuer, among other matters. The Reporting Persons will also participate in management of the Issuer through Mr. Bin Li’s service on the Issuer’s board of directors. The Reporting Persons may have engaged, or may in the future also engage, in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, management, operations, assets, financial condition, governance, strategy and future plans of the Issuer in addition to those more specific matters addressed in the previous sentence, which discussions may include proposing or considering one or more of the actions described in this Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by management and the board of directors, price levels of the Class A Ordinary Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, conditions in the securities and capital markets and general economic and industry conditions, the Reporting Persons may, from time to time and at any time in the future, take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Class A Ordinary Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer (consistent with their obligations under the Lock-up Letter) and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

CUSIP No. 91818X108	13D	Page 10 of 13

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in this Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a-b)       The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that Abundant, but only Abundant, has converted its Senior Convertible Preferred Shares (including those that may be acquired at the Second Closing) and exercised its Warrant and assumes that there is currently a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) (including 7,512,039 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of certain Convertible Notes by existing investors in the Issuer.

145        (c)           None of the Reporting Persons has engaged in any transactions in the Issuer’s securities in the last 60 days, other than the acquisition that occurred at the First Closing.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subscription Agreement/ Second Closing

In addition to the sale and purchase of the Senior Convertible Preferred Shares and Warrant issued at the First Closing, pursuant to the Subscription Agreement, the Company agreed to issue and sell to Abundant, at a time to be decided in its sole discretion that is within one year after the First Closing Date, 72,822,604 Senior Convertible Preferred Shares for and aggregate purchase price of $25,000,000. To the extent Abundant does not exercise its right to purchase, if, during any three consecutive month period after the six month anniversary from the First Closing Date, certain agreed business performance target is met, the Issuer will be entitled to require Abundant (and Abundant will be obligated upon receipt of such request) to purchase the Senior Convertible Preferred Shares at the stated price. The Issuer cannot exercise such right until after the nine-month anniversary of the First Closing Date, but must exercise such right no later than the one-year anniversary of the First Closing Date.

CUSIP No. 91818X108	13D	Page 11 of 13

Warrant

Pursuant to the Subscription Agreement, Abundant entered into a warrant agreement (the “Warrant”) with the Issuer that is immediately exercisable for 240,314,593 Senior Convertible Preferred Shares at an exercise price of $0.3433 per share, subject to adjustment. The aggregate Exercise Price for all shares issuable under this Warrant is up to $82,500,000. The Warrant expires on January 12, 2023.

Lock-Up Letter

Abundant entered into a consent letter for lock-up (the “Lock-up Letter”) with the Issuer, dated July 12, 2021, which provides that the Abundant and its affiliates (which means any other person and/or entity directly or indirectly controlling or controlled by or under direct or indirect common control with the Abundant), during the period commencing from the First Closing Date until nine (9) months from the First Closing Date (the “Lock-Up Period”), shall not, subject to certain customary exceptions: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities (as defined in the Lock-up Letter) owned or to be owned by Abundant and its affiliates, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing.

Voting Agreement

On July 12, 2021, the Issuer, Abundant and other investors entered into a Voting Agreement (the “Voting Agreement”) pursuant to which the Board shall consist of seven directors, among which, subject to certain limitations set forth in the Voting Agreement, Abundant shall be entitled to nominate one director, Abundant and Joy Capital shall be collectively entitled to nominate two independent directors and Mr. Kun Dai or the Board shall be entitled to appoint the third independent director. Each party to the Voting Agreement (other than the Issuer) has agreed that it/he shall vote the equity securities of the Issuer held by it/him at any general meeting of shareholders and take all other necessary actions, and cause its/his nominated directors to vote at any meeting of the Board and take all other necessary actions, in each case, in order to ensure the board composition set forth above.

In addition, subject to certain exceptions, neither Mr. Kun Dai nor Xin Gao Group Limited (“Xin Gao”) may, on or before July 31, 2024, transfer, or publicly announce an intention to transfer, any equity securities in the Issuer held by Mr. Kun Dai, Xin Gao or their respective permitted transferees as of the date thereof, without the prior written consent of Abundant and other investors.

CUSIP No. 91818X108	13D	Page 12 of 13

Because of the arrangements in the Voting Agreement, the parties to that agreement (excluding the Issuer) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares of the Issuer beneficially owned by any other person, and the Schedule 13D shall not be construed as acknowledging that the Reporting Persons for any or all purposes, beneficially own any shares of the Issuer beneficially owned by any other person. The aggregate beneficial ownership of the Reporting persons and the Joy Capital is 917,564,810 Class A Ordinary Shares. Joy Capital has separately reported its beneficial ownership on a Schedule 13D, filed on July 22, 2021.

Registration Rights Agreement

Simultaneously with the First Closing, the Issuer and the Investors entered into a Registration Rights Agreement, dated July 12, 2021 with respect to the Class A Ordinary Shares and ADRs issuable to the Investors upon conversion of the Senior Convertible Preferred Shares and/or exercise of the warrants. The Registration Rights Agreement grants the Investors customary shelf and piggyback registration rights.

Investors’ Rights Agreement

Simultaneously with the First Closing, the Issuer, the Investors and certain other parties thereof entered into an Investors’ Rights Agreement, dated July 12, 2021. Pursuant to the Investors’ Rights Agreement, the Issuer granted Investors certain information rights, the right of first offer over future issuances of securities, and a right of first refusal and co-sale right with respect to transfer of shares by Mr. Kun Dai and/or Xin Gao.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons
2.	Warrant Agreement
3.	Lock-Up Consent Letter
4.	Subscription Agreement
5.	Registration Rights Agreement
6.	Investors’ Rights Agreement
7.	Voting Agreement

CUSIP No. 91818X108	13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2021

NBNW Investment Limited

By:	/s/ Bin Li
Bin Li, Director

Eve One Fund II L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

NIO CAPITAL II LLC

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Bin Li

By:	/s/ Bin Li

Abundant Grace Investment Limited

By:	/s/ Wei Mao
Wei Mao, Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)